NOTICE OF EXEMPT SOLICITATION

AMENDMENT NO. 3

Name of the registrant:

First Trust High Income Long/Short Fund

Name of person relying on exemption:

Dolphin Limited Partnership I, L.P.

Address of person relying on exemption:

c/o 1117 E Putnam Ave.

Riverside CT 06878

Written Material:

Dolphin Limited Partnership I, L.P. press release dated January 13, 2021 (disseminated on or about January 28, 2021) (previously filed)

Dolphin Limited Partnership I, L.P. shareholder communication regarding annual shareholder meeting, dated March 1, 2021 (disseminated March 3, 2021) (previously filed)

Dolphin Limited Partnership I, L.P. shareholder communication, dated March 1, 2021, regarding Letter to Board of Trustees of First Trust High Income Long/Short Fund, dated February 5, 2021 (revised) (previously filed)

Dolphin Limited Partnership I, L.P. shareholder communication to Institutional Shareholder Services in response to Presentation by First Trust High Income Long/Short Fund (March 18, 2021) (previously filed)

Dolphin Limited Partnership I, L.P. shareholder communication regarding Annual Shareholder Meeting, dated March 29, 2021 (disseminated March 29, 2021) (filed herewith)

DOLPHIN LIMITED PARTNERSHIP I, L.P.
March 29, 2021

YOUR FIRST TRUST HIGH INCOME LONG/SHORT FUND (NYSE: FSD)

INVESTMENT IS AT STAKE

FSD’s Annual Shareholder’s Meeting Is April 8, 2021

Leading Proxy Advisory Firm ISS Recommends FSD Shareholders “WITHHOLD” Votes on Both Trustees Erickson and Kadlec (Proposal #1)

Dolphin Advises a Vote “FOR” Its Binding Proposal To Terminate FSD’s Investment Advisory Agreements (Proposal #2)

ISS Noted (March 25, 2021):*

FSD’s Shareholder Returns Underperformed The ISS Peer Group Median For 1, 3, 5 and 10-Years[2]
FSD’s Management Fees And Other Expenses Were Greater Than The ISS Peer Group Median

FSD “…traded at a discount to NAV [Net Asset Value] since November 2010, and consistently at a wider discount than its peer group median” … “the revised vote standard and control share acquisition provision amount to entrenchment mechanisms.”

FSD Had 31% FY 2020 Return of Capital (ROC); Dolphin Notes The Peer Group Averaged ~12% ROC
ROC Is A Method to Support a Share Price; Dolphin Believes FSD Is A Risky Investment – If Its $0.41 (31%) FY 2020 ROC Declines, What Will Happen To Your Share Price?

An affirmative vote on Proposal #2 would terminate all investment management agreements. Dolphin believes this would lead the Board of Trustees to pursue a prompt and orderly liquidation and return of your NAV at a material market premium, or another extraordinary transaction requiring shareholder approval. Liquidation has occurred with other funds.8 Dolphin’s Proposal, Background and Supporting Statement starts on page 21 of FSD’s 2021 Proxy Statement.

THIS REMOVES BOARD CONTROL AND EMPOWERS YOU, THE SHAREHOLDERS.

Do Not Buy FSD’s Rhetoric—Look What Happened To Your Investment

-2.78Xs 1-Year Share Price Underperformance vs. FSD’s Self-Selected Benchmark [1]
-30% 10-Year Share Price Underperformance vs. FSD’s Self-Selected Benchmark[2]
Your FSD Share Price Is DOWN -25% For 10-Years![2,3]
-13.9% FYE 2020 NAV Discount From a +2.25% FYE 2010 Premium[4]
Your $1.32 FY 2020 Distribution Has $0.41 (31%) Return-of-Capital (ROC) vs. $0 FY 2010 ROC[5]
FSD’s $0.91 FY 2020 Actual Share Earnings (NII) Declined -38% vs $1.47 In FY 2010[5]
A 5.5% Pretax Yield On NAV Is Not Compelling[6]
FSD Reaped $5.4 Million In FY 2020 Advisory Fees. Is FSD Motivated To Indefinitely Keep Shareholder Capital Regardless Of Performance?
FSD Has Taken Actions Adverse To Shareholders Including Recent By-Law Amendments Without Shareholder Approval[7]
ISS Pans New Majority Outstanding Share Vote Requirement – Makes Electing Shareholder Trustees Nearly Impossible
Rising Interest Rates Hurt A Perpetual Structure With A Fixed Coupon Portfolio

Dolphin Believes An Affirmative Vote On Proposal #2 Would Result In Returning Your NAV[8]

THIS IS NOT A SOLICIATION OF AUTHORITY TO VOTE YOUR PROXY

Please DO NOT send us your proxy card as it will not be accepted – you must vote on FSD’s proxy card.

Dolphin is a 4-year shareholder with over $8 million in FSD stock; Board and Executive Officers own a relatively nominal interest.9 The Advisor collects millions of annual management fees and seeks to keep shareholder capital indefinitely despite 10-Years of significant underperformance and being adversarial to shareholders.

Dolphin is a 1995 Delaware partnership with a history of working to generate value on behalf of all shareholders.

Dolphin’s Proposal Requires A 50%+ Vote Of All Shares Outstanding

Or 67% Of Shares Voting At The Meeting

VOTING INSTRUCTIONS:

If You Want Your Vote To Count, Please Vote By April 7, 2021. Every Vote Is Important. Abstentions And Broker Non-Votes Count Against Proposal #2. If You’ve Already Voted, You Can Change Your Vote.

You May Vote “FOR” Dolphin’s Binding Proposal On FSD’s Proxy Card. You May Vote By Telephone Or Online Following The Instructions On FSD’s Proxy Card. If You Do Not Have A Proxy Card, Please Contact Your Broker And Have Them Provide You With Instructions To Vote Your Shares.

If You Want Assistance, Please Contact Innisfree M&A Incorporated: 888-750-5834

Endnotes

1 FSD’s Benchmark refers to the ICE BofA US High Yield Constrained index. All calculations are derived from October 31, 2020 FSD Annual Report (page 2): The -30% FSD’s 10-year (Inception) share price underperformance vs. its Benchmark was derived from Inception to FYE 2020 Average Total Annual Return of the Benchmark (+6.31%) minus FSD’s Market Value return (+4.41%) and the net divided by +6.31%. FSD’s 1-Year share price (FYE 2020) underperformance vs. its Benchmark by -278% was derived from the following formula: (-4.35% FSD 1–Year Market Value /+2.44% 1-Year Benchmark)-1. At request, Dolphin expresses this as -2.78Xs.

2 10-Year refers to FSD’s Inception, September 27, 2010, to FYE October 31, 2020. See endnote 1 above.

3 FSD’s Inception share price was $20.00 vs. its March 26, 2021 $15.04 closing share price ($20.00-$15.04)/$20.00).

4 FSD’s NAV discount widened from FYE 2010’s +2.25% premium to FYE 2020’s -13.9% discount. Dolphin’s September 2019 public Proposal coincided with the NAV discount ultimately closing to approximately -7.8% and when FSD filed its Proxy Statement with Dolphin’s Proposal in January 2020. FSD’s FYE October 31 premium/discount since Inception: 10/31/20: -13.86%; 10/31/19 -8.56%, coincides with Dolphin’s public proposal to terminate Investment Agreements, 10/31/18: -16.05%; 10/31/17: -7.24%, in connection with a shareholder settlement of a 15% tender offer and a 1-Year raised distribution; 10/31/16: -12.37%; 10/31/15: -13.43%; 10/31/14: -11.71%; 10/31/13: -10.24%; 10/31/12: -1.42%; 10/31/11: -6.68%; 10/31/10: +2.25%.

5 See chart:

FYE 10/31	NII	ROC	FY Distribution
2011	$1.47	$0.00	$1.47
2020	$.91	$.41	$1.32

“NII” - Net Investment Income from dividends and interest, less fund expenses, excluding ROC and capital gains and losses. Sources: 2011 FSD Annual Report; FYE 2020 Notice Rule 19a-1. 2011 results are based on 35,989,830 weighted average shares outstanding (FYE shares were 36,056,159).

6 $.91 FY 2020 NII/$16.35 March 26, 2021 closing NAV.

7 In response to Dolphin’s Proposal for the 2020 Meeting, FSD accelerated the record, mailing and meeting dates that had been consistent since Inception making it more difficult to communicate with fellow shareholders. FSD spent considerable shareholder funds opposing. Ignoring mandatory disclosure obligations, FSD did not disclose the actual vote on the 2020 proposal for nearly 6-months (September 1, 2020), and only in response to Dolphin’s written request. Before the 2019 Annual Shareholder’s Meeting, FSD made extraordinary effort to exclude Dolphin’s non-binding target-term proposal to close the NAV discount. On September 18, 2020, Dolphin submitted a binding Proposal and Supporting Statement for the 2021 Meeting. In response, on October 19, 2020, FSD amended its bylaws hindering shareholder trustee nominations and calling special meetings and installed a control share “bylaw,” prejudicing large shareholders.

8 Alternatively, the Board could pursue hiring another advisor, sub-advisor, merger or extraordinary transaction, in each circumstance, with requisite shareholder approval. However, there are several analogous precedents of liquidation. See Rule 14a-8 proposal by Matisse Discounted Closed-End Fund Strategy, May 2, 2018 (pertaining to The Asia Pacific Fund, which ultimately liquidated on or about January 10, 2019); see also Western Asset Corporate Loan Fund (NYSE: TLI) and Western Asset Variable Rate Strategic Fund (NYSE: GFY) both of which failed to obtain requisite votes to approve new investment management agreements and then, pursuant to favorable liquidation votes, liquidated on November 20 and 30, 2020, respectively.

9 Dolphin, as referred to herein, includes other entities under common management. As of December 31, 2020, Board Trustees and Executive Officers held 8,637 shares (February 16, 2021 FSD Proxy Statement, pg. 15).

* Note: March 25, 2021 FSD ISS Proxy Analysis & Benchmark Policy Voting Recommendations. ISS’s Total Annual Expense Ratio included Interest Expenses; Dolphin’s review of “Investment Management Fees” and “Other Expenses” (Operating Expenses) excludes Interest Expenses. ISS established an FSD peer group of closed-end funds with the following ticker symbols: EAD, HIX, PHT, DHF, DHY, and NHS (the “ISS Peer Group”). However, the ISS Peer Group had average ROC of ~12% (see 19a-1 filings, semi-annual and annual reports) vs. 31% for FSD.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe objectives, plans or goals are forward-looking. Many of the facts contained herein are from FSD’s public financial documents; Dolphin makes its statements relying on such information that it believes to be accurate, but makes no representation. Investors are urged to consult with their own financial advisor. Forward-looking statements are based on current intent, belief, expectations, estimates and projections regarding FSD and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.